Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT OF PREMIUM INCOME

This announcement is made to publish the information on the unaudited accumulated premium income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2014 to 31 March 2014 was about RMB132.2 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.

The above information on premium income is unaudited.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 16 April 2014

As at the date of this announcement, the Board of Directors of the Company comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong, and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.